SUPERIOR WELL SERVICES, INC.
1380 Rt. 286 East, Suite 121
Indiana, Pennsylvania 15701
July 27, 2005
Via EDGAR and facsimile: (202) 772-9220
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Melinda Kramer

Re:	Superior Well Services, Inc. Registration Statement on Form S-1, File No. 333-124674
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Superior Well Services, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective time of its Registration Statement on Form S-1, as amended (File No. 333-124674), to July 28, 2005 at 4:30 p.m., Eastern time, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please call the undersigned at (724) 465-8904 or Brett Braden of Vinson & Elkins LLP at (713) 758-4478.

Very truly yours,

SUPERIOR WELL SERVICES, INC.

By:	/s/ JACOB B. LINABERGER

Name:	Jacob B. Linaberger
Title:	President